

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File No. 000-20699

A. Full title of the plan:

DataTRAK International, Inc.
Retirement Savings Plan

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

DATATRAK International, Inc.
6150 Parkland Blvd., Suite 100
Mayfield Heights, Ohio 44124

Exhibit Index Appears on Page 16

CRGH

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DataTRAK International, Inc. Retirement Savings Plan

December 31, 2002 and 2001 and Year ended December 31, 2002
with Independent Accountant's Compilation Report

DataTRAK International, Inc. Retirement Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001 and
Year ended December 31, 2002

Contents



■ Ernst & Young LLP
1300 Huntington Building
925 Euclid Avenue
Cleveland, Ohio 44115-1405

■ Phone: (216) 861-5000
www.ey.com

Independent Accountants' Compilation Report

Plan Administrator of DataTRAK
International, Inc. Retirement Savings Plan

We have compiled the accompanying statements of net assets available for benefits of the DataTRAK International, Inc. Retirement Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying statements of net assets available for benefits as of December 31, 2002 and 2001 and the statement of changes in net assets available for benefits for the year ended December 31, 2002 and, accordingly, do not express an opinion or any other form of assurance on them.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Ernst & Young LLP

June 17, 2003

DataTRAK International, Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits (Unaudited)

	December 31	
	2002	**2001**
Assets		
Cash, non-interest bearing	$ -	$ 27
Investments	**374,604**	381,440
Employee contribution receivable	**5,807**	5,700
Net assets available for benefits	**$ 380,411**	$ 387,167

See accountants' compilation report.

DataTRAK International, Inc. Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits (Unaudited)

Year ended December 31, 2002

Additions	
Investment income (loss):	
Net depreciation in fair value of investments	**$ (55,501)**
Interest and dividend income	**1,593**
	(53,908)
Employer contributions	**500**
Employee contributions	**104,842**
Total additions	**51,434**
Deductions	
Benefits paid directly to participants	**55,775**
Administrative fees	**2,415**
Total deductions	**58,190**
Net decrease	**(6,756)**
Net assets available for benefits at beginning of year	**387,167**
Net assets available for benefits at end of year	**$ 380,411**

See accountants' compilation report.

DataTRAK International, Inc. Retirement Savings Plan

Notes to Financial Statements (Unaudited)

December 31, 2002 and 2001 and
Year ended December 31, 2002

1. Description of the Plan

The following description of the DataTRAK International, Inc. Retirement Savings Plan (the Plan), provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution pension plan which covers all full-time employees of DATATRAK International, Inc. (the Company and Plan Sponsor) who have completed six months of service and part-time employees who have completed one year of service and attained 21 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year participants may contribute up to 20 percent of their pretax annual compensation, as defined in the Plan, limited to the maximum permitted by the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants may direct their contributions to any of the investment options provided by the Plan's trustee. Participants may change their investment options daily.

The Company may make discretionary matching, profit sharing and/or special contributions to the Plan. Company contributions are allocated to those participants who are credited with at least 1,000 hours of service in the Plan year and who are active participants on the last day of the Plan year.

Payment of Benefits

A retired, disabled, or terminated participant, or the beneficiary of a deceased participant, may elect to receive an amount equal to the value of the participant's vested interest in his or her account in the form of a lump-sum payment or in a series of installments over the life expectancy of the participant or the joint life expectancies of the participant and the participant's beneficiary.

See accountants' compilation report.

1. Description of the Plan (continued)

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants vest in the Company contribution at a rate of 20 percent per year beginning after one year of service, becoming 100 percent vested after five years of service. Participants who attain normal retirement age, or who terminate due to death or disability, become 100 percent vested.

If a participant incurs five consecutive one-year breaks in service or elects to receive a distribution of their vested accounts at date of severance (other than retirement, death, or disability), the non-vested balance in the participant's account shall be used to reduce future employer contributions.

Participants' Accounts

Each participant's account is credited with the participant's contribution and an allocation of the Company's discretionary matching and profit-sharing contributions, if any, Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on the participant's compensation or account balance, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Loans

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan terms range from one to five years or longer for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a reasonable rate comparable to the rate charged by a commercial lender for a similar loan. Principal and interest is paid ratably through monthly payroll deductions.

See accountants' compilation report.

1. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts, and the assets of the Plan will be distributed to participants based on the amounts in the respective participants' accounts.

Plan Administration

On April 14, 2000, the Commissioner of Banks and Real Estate for the State of Illinois, after discovering substantial cash trust fund shortage, placed Independent Trust Corporation (INTRUST), the trustee of the Plan through April, 2000, in receivership proceedings in the Circuit Court of Cook County, Illinois, Chancery Division (the Court). The Court appointed receiver took possession and control of INTRUST's assets, including the investments of the Plan and operations as of April 14, 2000. Millenium Trust Company, LLC (Millenium), became the successor trustee for the INTRUST accounts. In accordance with the Court's Final Order Allocating Cash Trust Fund Shortage entered on March 1, 2001, the Court determined that the cash trust fund shortage attributable to the Plan was $73,175. The Plan paid the cash trust fund shortage to Millenium in May 2001 and received a Receivership Certificate, payable from the INTRUST estate, for the shortage allocation amount paid by the Plan. It is not possible at this time to determine the amount, if any, or timing of distributions that may be made on the Receivership Certificate from the INTRUST estate. Accordingly the Receivership Certificate has been valued at zero in the statement of net assets available for benefits at December 31, 2002 and 2001.

The Principal Group (Principal) assumed the management and administration of the Plan, effective May 1, 2000. Contributions deposited with INTRUST subsequent to April 14, 2000 were returned to the Company. These funds were deposited with Principal or returned to the employees as taxable income, at the employee's option.

See accountants' compilation report.

2. Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investments

Investments are all fully participant directed. The shares of registered investment companies are valued at quoted market prices that represent the net asset values of shares held by the Plan at year-end. Money market and common trust funds are stated at fair value as determined by the trustee. DATATRAK International, Inc. common stock and securities traded on a national exchange are valued at the quoted market price at year end in an active market. Pooled separate accounts are valued at the redemption value of units held by the Plan at year-end.

The guaranteed interest accounts are stated at contract value, which approximates fair value. The crediting interest rate on the guaranteed interest accounts ranged from 2.01% to 6.01% at December 31, 2002 and ranged from 4.63% to 6.34% at December 31, 2001. The average yield on the guaranteed interest accounts was 5.0% for 2002.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

See accountants' compilation report.

3. Investments

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

	December 31 2002	2001
Aim Constellation Fund A		$ 47,453
Aim Value Fund A		55,804
American Funds–American Balanced Fund		31,126
American Funds–Bond Fund of America		27,561
Federated Capital Preservation Fund		27,625
Principal Bond and Mortgage	**$ 63,803**	20,522
Money Market	**53,653**	
American Century Income & Growth	**23,567**	
Janus Advisers Cap Appreciation	**44,969**	
Large Cap Stock Index	**56,600**	
Janus Advisers Aggressive Growth	**28,898**	
International Emerging Markets	**26,330**	

During 2002, the Plan's investments (including investments purchased, sold, as well as held during the year) depreciated in fair value as follows:

	Net Depreciation in Fair Value of Investments
Pooled separate accounts	**$ (20,495)**
Shares of registered investment companies	**(28,256)**
DATATRAK International, Inc. common stock	**(6,750)**
	$ (55,501)

See accountants' compilation report.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 9, 1999, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Transactions with Parties-in-Interest

Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by the Company. At December 31, 2002 and 2001, the Plan held 7,243 and 7,285 shares of Company common stock with a fair value of $12,458 and $19,234, respectively.

See accountants' compilation report.

Supplemental Schedule

0305-0424578

DataTRAK International, Inc. Retirement Savings Plan

EIN: 34-1685364 Plan Number: 001

Schedule H, Line 4(i)—Schedule of Assets
(Held at End of Year)

December 31, 2002

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
DATATRAK International, Inc.		
Common Stock*	7,243 shares	$ 12,458
Millennium Trust Company, LLC		
Money Market Account	473 units	473
INTRUST Receivership Certificate		-
Principal Life Insurance Company*:		
Guaranteed Interest Account	December 31, 2004; 6.01%	1,734
Guaranteed Interest Account	December 31, 2005; 4.31%	2,304
Guaranteed Interest Account	December 31, 2006; 2.01%	2,244
Money Market	1,236 units	53,653
Bond and Mortgage	98 units	63,803
American Century Income & Growth	2,407 units	23,567
American Century Select	322 units	3,244
American Century Ultra	1,071 units	13,071
Janus Advisers Cap Appreciation	2,486 units	44,969
Large Cap Stock Index	1,781 units	56,600
Putnam High Yield TII	320 units	3,121
American Century Small Cap Value	699 units	11,440
Fidelity Adv Small Cap	1,123 units	16,260
Invesco Leisure	7 units	391
Janus Advisers Aggressive Growth	2,575 units	28,898
Fidelity Advisor Overseas	643 units	10,044
International Emerging Markets	2,117 units	26,330
Total investments		$ 374,604

* Indicates party-in-interest to the Plan.

0305-0424578

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DataTRAK International, Inc.
Retirement Savings Plan

Date: 6/27/03

Terry C. Black,
Vice – President of Finance and Chief Financial Officer
DATATRAK International, Inc. (Plan Sponsor)

Exhibit Index

Exhibit No.	Description	Page
23	Consent of Independent Accountants	17
99	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	18

Exhibit 23

Consent of Independent Accountants

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-26251) pertaining to the DataTRAK International, Inc. Retirement Savings Plan of our report dated June 17, 2003, with respect to the financial statements and schedule of the DataTRAK International, Inc. Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

/s/ Ernst & Young LLP

Cleveland, Ohio
June 25, 2003

Exhibit 99

Certification
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), the undersigned officers of DataTRAK International, Inc. Retirement Savings Plan (the "Plan"), does hereby certify, to such officers' knowledge, that:

(a) The Annual Report on Form 11-K for the annual period ended December 31, 2002 (the "Form 11-K") of the Plan fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(b) the information contained in the Form 11-K fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Dated: June 27, 2003

/s/ Jeffrey A. Green
Name: Jeffrey A. Green
Title: Chief Executive Officer
DATATRAK International, Inc.

Dated: June 27, 2003

/s/ Terry C. Black
Name: Terry C. Black
Title: Chief Financial Officer
DATATRAK International, Inc.

* The foregoing Certification is being furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) and is being furnished, not filed, as an Exhibit to the Form 11-K.